Exhibit 99.1

The Stars Group Announces Special Meeting of Shareholders; Provides Update on its Proposed Combination with Flutter and Board of Directors

TORONTO—March 27, 2020—The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) today announced that its special meeting of shareholders to approve the proposed all-share combination with Flutter Entertainment plc (the “Combination”) will be held on Friday, April 24, 2020 at 10:00 a.m. ET. The Stars Group also provided certain updates on the Combination and the composition of its board of directors.

Special Meeting Information
The Stars Group’s special meeting of shareholders will be held at the Hotel Fairmont Royal York, located at 100 Front Street West, Toronto, Ontario, Canada M5J 1E3 in the Confederation 3 room, but attendance and voting can also be done virtually via a live audio webcast online at https://web.lumiagm.com/238137587, using the password “stars2020”.

In connection with the meeting, The Stars Group currently intends to mail and file its notice of special meeting of shareholders and management information circular and related forms on both SEDAR and EDGAR on or about March 31, 2020, and will post the same to the investor relations section of its website at http://www.starsgroup.com/the-stars-group/investor-relations/special-meeting-information.

Shareholders will have an equal opportunity to attend, ask questions and vote at the meeting in person or online regardless of their geographic location. To attend and vote online shareholders will need to carefully follow the instructions, which are found in The Stars Group’s notice of special meeting of shareholders and management information circular, on the proxy and voting information forms, as well on The Stars Group website, www.starsgroup.com. If you have any questions or require assistance voting your common shares, please contact The Stars Group’s proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, at 1-877-452-7184 toll-free in North America, or outside North America at +1 416 304-0211, or by e-mail at assistance@laurelhill.com.

Flutter will hold its shareholder meeting in connection with the Combination on April 21, 2020 in Dublin and mailed its circular to its shareholders today.

Update on the Combination
The boards of directors of The Stars Group and Flutter have considered the likely impact of COVID-19 on the two companies as a combined group (the “Combined Group”) and continue to believe strongly in the strategic rationale for the Combination. Flutter’s board of directors has also considered the future capital management policy for the Combined Group and has revised its previously disclosed dividend approach such that Flutter’s final dividend for the financial year ended December 31, 2019 of 133 pence per share will be paid in Flutter shares instead of cash, subject to Flutter shareholder approval, and Flutter will no longer pay a pro-rated dividend for the period from January 1, 2020 until closing of the transaction to its shareholders as contemplated under the arrangement agreement. Flutter will also suspend its dividend for the current financial year ending December 31, 2020.

Combined Group Board of Directors and Executive Management Update
Following extensive discussions about the optimal construct of the Combined Group’s board of directors and senior executive team, The Stars Group and Flutter agreed that: (i) in response to the COVID-19 pandemic and a resulting desire to keep individuals on the Combined Group board of directors with a wide range of expertise in the near term, the Flutter board of directors will be comprised of fifteen directors until December 31, 2020 with an additional Flutter proposed director for a total of nine Flutter proposed directors during this period; and (ii) Rafi Ashkenazi, The Stars Group’s current CEO, will become a consultant to Flutter advising it on integration and advising its CEO on strategy for The Stars Group’s businesses contributed to the Combined Group, rather than becoming Chief Operating Officer as previously disclosed.

The Stars Group Board of Directors Update
The Stars Group is sad to advise that Harlan Goodson, Esq., a member of The Stars Group’s board of directors since May 2010, recently passed away from natural causes. Mr. Gadhia, the Executive Chairman of The Stars Group, stated: “Harlan was an invaluable member of our board of directors and we will be forever grateful for his contributions, insights and dedication. The Stars Group provides its condolences to Mr. Goodson’s family and friends.” Mr. Goodson was 73 years old.

About The Stars Group
The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour and Asia Pacific Poker Tour. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 23 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements and Other Information
This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including with respect to, among other things, the applicable meetings of the shareholders of each of The Stars Group and Flutter, the dividend policy of Flutter and the Combined Group, and the board of directors and management of the Combined Group. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Star’s Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations and media inquiries, please contact:

Vaughan Lewis, Tel: +1 437-371-5730, ir@starsgroup.com and press@starsgroup.com